FORM C	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
FORM C-AR		OMB Number: ####-#### Estimated average burden hours per response: ##.#

Form C: Filer Information

Filer CIK:	0001910396
Filer CCC:	d3zbry$j
Period:	12-31-2022
Is this a LIVE or TEST Filing?	◉ LIVE ○ TEST
Is this an electronic copy of an official filing submitted in paper format in connection with a hardship exemption?	☐
Would you like a Return Copy?	☐

Submission Contact Information

Name:	Anessa Allen Santos, Esquire
Phone Number:	2395953794
Contact E-Mail Address:	anessa@intellilaw.io
Notify via Filing Website only?	☐
Notification Email Address:	evsemifleetcorp@gmail.com

Form C: Issuer Information

Issuer Information

Name of Issuer:	EV SEMI-FLEET

Legal Status of Issuer:

Form:	Corporation
Jurisdiction of Incorporation/Organization:	WYOMING
Date of Incorporation/Organization:	04-19-2021

Physical Address of Issuer:

Address 1:	1621 Central Ave
City:	Cheyenne
State/Country:	WYOMING
Mailing Zip/Postal Code:	82001
Website of Issuer:	https://www.evsemifleetcorp.com/
Is there a Co-issuer?	○ Yes ◉ No

Form C: Annual Report Disclosure Requirements

Annual Report Disclosure Requirements

Current Number of Employees:	1.00
Total Assets Most Recent Fiscal Year-end:	505902.30
Total Assets Prior Fiscal Year-end:	10000.00
Cash and Cash Equivalents Most Recent Fiscal Year-end:	505902.30
Cash and Cash Equivalents Prior Fiscal Year-end:	10000.00
Accounts Receivable Most Recent Fiscal Year-end:	0.00
Accounts Receivable Prior Fiscal Year-end:	0.00
Short-term Debt Most Recent Fiscal Year-end:	0.00
Short-term Debt Prior Fiscal Year-end:	0.00
Long-term Debt Most Recent Fiscal Year-end:	0.00
Long-term Debt Prior Fiscal Year-end:	0.00
Revenue/Sales Most Recent Fiscal Year-end:	0.00
Revenue/Sales Prior Fiscal Year-end:	0.00
Cost of Goods Sold Most Recent Fiscal Year-end:	0.00
Cost of Goods Sold Prior Fiscal Year-end:	0.00
Taxes Paid Most Recent Fiscal Year-end:	0.00
Taxes Paid Prior Fiscal Year-end:	0.00
Net Income Most Recent Fiscal Year-end:	0.00
Net Income Prior Fiscal Year-end:	0.00

Form C: Signature

Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Issuer:	EV SEMI-FLEET
Signature:	Jacob Guerra (Apr 10, 2023 12:00 EDT)
Title:	President